Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated January 7, 2016

Relating to Preliminary Prospectus dated January 6, 2016

Registration No. 333-205631

Ardelyx, Inc.

7,500,000 Shares

Common Stock

The following information relates only to the securities described below and should be read together with the preliminary prospectus supplement dated January 6, 2016, including the documents incorporated by reference therein, the accompanying prospectus dated July 20, 2015 and the documents incorporated by reference therein relating to these securities. The following information supplements and updates the information contained in the preliminary prospectus supplement and accompanying prospectus.

Issuer:	Ardelyx, Inc.

Symbol / Exchange:	ARDX / The NASDAQ Global Market

Last Reported Sale Price on The NASDAQ Global Market on January 7, 2016:	$10.09

Total Firm Shares Offered by Issuer:	7,500,000 shares of common stock

Greenshoe Shares Offered by Issuer:	1,125,000 shares of common stock

Price to Public:	$10.00

Net Proceeds:	We estimate that the net proceeds from the sale of 7,500,000 shares of common stock in this offering will be approximately $69.8 million, based on our public offering price of $10.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase an additional 1,125,000 shares in full, we estimate that net proceeds will be approximately $80.4 million after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Trade Date:	January 8, 2016

Closing Date:	January 13, 2016

Indication of Interest from Existing Stockholders:	Entities affiliated with New Enterprise Associates, a major investor, have indicated an interest in purchasing approximately $15 million of shares of our common stock in this offering. However, because indications of interest are not binding agreements or commitments to purchase, New Enterprise Associates may determine to purchase fewer shares than they indicate an interest in purchasing or not to purchase any shares in this offering. It is also possible that New Enterprise Associates or certain of our other existing stockholders, including certain of our directors and executive officers and certain stockholders affiliated with our directors, could purchase more shares of our common stock than previously indicated or may purchase shares pursuant to the underwriters’ option to purchase additional shares, if exercised. In addition, the underwriters could determine to sell fewer shares to any of these stockholders than the stockholders have indicated an interest in purchasing or not to sell any shares to these stockholders. The underwriters will receive the same underwriting discount on any shares purchased by New Enterprise Associates as they will on any other shares sold to the public in this offering.

Underwriters:	Citigroup Global Markets Inc. Leerink Partners LLC Wedbush Securities Inc. JMP Securities LLC Cantor Fitzgerald & Co. Ladenburg Thalmann & Co. Inc.

The issuer has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates, which became effective on July 20, 2015. Before you invest, you should read the prospectus supplement for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, you may request a copy of the prospectus supplement from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY, 11717, by email at prospectus@citi.com or by phone at (800) 831-9146 or from Leerink Partners LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA, 02110, by email at syndicate@leerink.com, or by phone at (800) 808-7525, ext. 6142.

This communication should be read in conjunction with the preliminary prospectus supplement dated January 6, 2016 and the accompanying prospectus dated July 20, 2015. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in the preliminary prospectus supplement and the accompanying prospectus.